Condensed Consolidated Statements of Earnings (Loss)
(in millions of Canadian dollars except per share amounts)

	3 months ended Sept. 30		9 months ended Sept. 30
Unaudited	2020	2019	2020	2019

Revenues (Note 4)	514	593	1,557	1,738
Fuel, carbon compliance and purchased power (Note 5)	252	257	641	800
Gross margin	262	336	916	938
Operations, maintenance and administration (Note 5)	114	114	354	348
Depreciation and amortization (Note 13)	162	148	481	436
Asset impairment (reversal) (Note 1B and Note 6)	76	(22)	67	(22)
Taxes, other than income taxes	8	8	25	23
Termination of Sundance B and C PPAs (Note 3(J))	—	(56)	—	(56)
Net other operating income	(10)	(11)	(30)	(33)
Operating income (loss)	(88)	155	19	242
Finance lease income	2	2	4	5
Net interest expense (Note 7)	(56)	(55)	(175)	(161)
Foreign exchange gain (loss)	11	(9)	15	(18)
Other gains (losses)	2	(6)	2	(18)
Earnings (loss) before income taxes	(129)	87	(135)	50
Income tax expense (recovery) (Note 8)	(10)	10	(25)	(23)
Net earnings (loss)	(119)	77	(110)	73

Net earnings (loss) attributable to:
TransAlta shareholders	(126)	61	(139)	6
Non-controlling interests (Note 9)	7	16	29	67
	(119)	77	(110)	73

Net earnings (loss) attributable to TransAlta shareholders	(126)	61	(139)	6
Preferred share dividends (Note 17)	10	10	30	20
Net earnings (loss) attributable to common shareholders	(136)	51	(169)	(14)
Weighted average number of common shares outstanding in the period (millions)	274	282	276	284
Net earnings (loss) per share attributable to common shareholders, basic and diluted	(0.50)	0.18	(0.61)	(0.05)

See accompanying notes.

TRANSALTA CORPORATION F1

Condensed Consolidated Statements of Comprehensive Income (Loss)
(in millions of Canadian dollars)

	3 months ended Sept. 30		9 months ended Sept. 30
Unaudited	2020	2019	2020	2019
Net earnings (loss)	(119)	77	(110)	73
Other comprehensive income (loss)
Net actuarial gains (losses) on defined benefit plans, net of tax(1)	3	—	(12)	(36)
Gains (losses) on derivatives designated as cash flow hedges, net of tax(2)	(2)	1	3	1
Total items that will not be reclassified subsequently to net earnings	1	1	(9)	(35)
Gains (losses) on translating net assets of foreign operations, net of tax(3)	(27)	8	40	(46)
Gains (losses) on financial instruments designated as hedges of foreign operations, net of tax(4)	12	(6)	(11)	14
Gains (losses) on derivatives designated as cash flow hedges, net of tax(5)	(7)	37	48	32
Reclassification of gains on derivatives designated as cash flow hedges to net earnings, net of tax(6)	(35)	(19)	(84)	(27)
Total items that will be reclassified subsequently to net earnings	(57)	20	(7)	(27)
Other comprehensive income (loss)	(56)	21	(16)	(62)
Total comprehensive income (loss)	(175)	98	(126)	11

Total comprehensive income (loss) attributable to:
TransAlta shareholders	(243)	61	(206)	(42)
Non-controlling interests (Note 9)	68	37	80	53
	(175)	98	(126)	11
(1) Net of income tax expense of $1 million and recovery of $4 million for the three and nine months ended Sept. 30, 2020 (2019 - nil and $8 million recovery).
(2) Net of income tax expense of nil and $1 million for the three and nine months ended Sept. 30, 2020 (2019 - nil and $1 million expense).
(3) No income tax expense was recorded for the three and nine months ended Sept. 30, 2020 or 2019.
(4) Net of income tax recovery of $1 million and $1million for the three and nine months ended Sept. 30, 2020 (2019 - nil and nil recovery).
(5) Net of income tax recovery of $1 million and expense of $15 million for the three and nine months ended Sept. 30, 2020 (2019 - $9 million and $8 million expense).
(6) Net of reclassification of income tax expense of $9 million and $22 million for the three and nine months ended Sept. 30, 2020 (2019 - $5 million and $7 million recovery).

See accompanying notes.

TRANSALTA CORPORATION F2

Condensed Consolidated Statements of Financial Position
(in millions of Canadian dollars)

Unaudited	Sept. 30, 2020	Dec. 31, 2019
Cash and cash equivalents	270	411
Restricted cash	33	32
Trade and other receivables	485	462
Prepaid expenses	47	19
Risk management assets (Note 10 and 11)	192	166
Inventory (Note 12)	258	251
Assets held for sale (Note 3D)	107	—
	1,392	1,341
Long-term portion of finance lease receivables	164	176
Risk management assets (Note 10 and 11)	610	640
Property, plant and equipment (Note 13)
Cost	13,587	13,395
Accumulated depreciation	(7,698)	(7,188)
	5,889	6,207
Right of use assets	147	146
Intangible assets (Note 3H)	328	318
Goodwill	464	464
Deferred income tax assets	42	18
Other assets	194	198
Total assets	9,230	9,508

Accounts payable and accrued liabilities	509	413
Current portion of decommissioning and other provisions	46	58
Risk management liabilities (Note 10 and 11)	101	81
Current portion of contract liabilities	1	1
Income taxes payable	29	14
Dividends payable (Note 16 and 17)	38	37
Current portion of long-term debt and lease obligations (Note 14)	513	513
	1,237	1,117
Credit facilities, long-term debt and lease obligations (Note 14)	2,550	2,699
Exchangeable securities (Note 15)	329	326
Decommissioning and other provisions (Note 1B)	570	488
Deferred income tax liabilities	420	472
Risk management liabilities (Note 10 and 11)	37	29
Contract liabilities	14	14
Defined benefit obligation and other long-term liabilities	303	301
Equity
Common shares (Note 16)	2,944	2,978
Preferred shares	942	942
Contributed surplus	35	42
Deficit	(1,645)	(1,455)
Accumulated other comprehensive income	387	454
Equity attributable to shareholders	2,663	2,961
Non-controlling interests (Note 9)	1,107	1,101
Total equity	3,770	4,062
Total liabilities and equity	9,230	9,508
Significant and subsequent events (Note 3)
Commitments and contingencies (Note 18)

See accompanying notes.

TRANSALTA CORPORATION F3

Condensed Consolidated Statements of Changes in Equity
(in millions of Canadian dollars)

Unaudited					Accumulated other comprehensive income		Attributable to non-controlling interests
9 months ended Sept. 30, 2020	Common shares	Preferred shares	Contributed surplus	Deficit		Attributable to shareholders		Total
Balance, Dec. 31, 2019	2,978	942	42	(1,455)	454	2,961	1,101	4,062
Net earnings (loss)	—	—	—	(139)	—	(139)	29	(110)
Other comprehensive income (loss):
Net gains on translating net assets of foreign operations, net of hedges and of tax	—	—	—	—	29	29	—	29
Net losses on derivatives designated as cash flow hedges, net of tax	—	—	—	—	(33)	(33)	—	(33)
Net actuarial losses on defined benefits plans, net of tax	—	—	—	—	(12)	(12)	—	(12)
Intercompany FVOCI investments	—	—	—	—	(51)	(51)	51	—
Total comprehensive income (loss)	—	—	—	(139)	(67)	(206)	80	(126)
Common share dividends	—	—	—	(35)	—	(35)	—	(35)
Preferred share dividends	—	—	—	(30)	—	(30)	—	(30)
Shares purchased under NCIB (Note 16)	(30)	—	—	9	—	(21)	—	(21)
Changes in non-controlling interests in TransAlta Renewables (Note 9)	—	—	—	5	—	5	13	18
Effect of share-based payment plans	(4)	—	(7)	—	—	(11)	—	(11)
Distributions paid, and payable, to non-controlling interests (Note 9)	—	—	—	—	—	—	(87)	(87)
Balance, Sept. 30, 2020	2,944	942	35	(1,645)	387	2,663	1,107	3,770

9 months ended Sept. 30, 2019	Common shares	Preferred shares	Contributed surplus	Deficit	Accumulated other comprehensive income	Attributable to shareholders	Attributable to non-controlling interests	Total
Balance, Dec. 31, 2018	3,059	942	11	(1,496)	481	2,997	1,137	4,134
Impact of change in accounting policy	—	—	—	3	—	3	—	3
Adjusted balance as at Jan. 1, 2019	3,059	942	11	(1,493)	481	3,000	1,137	4,137
Net earnings	—	—	—	6	—	6	67	73
Other comprehensive income (loss):
Net losses on translating net assets of foreign operations, net of hedges and tax	—	—	—	—	(32)	(32)	—	(32)
Net losses on derivatives designated as cash flow hedges, net of tax	—	—	—	—	6	6	—	6
Net actuarial losses on defined benefits plans, net of tax	—	—	—	—	(36)	(36)	—	(36)
Intercompany FVOCI investments	—	—	—	—	14	14	(14)	—
Total comprehensive income (loss)	—	—	—	6	(48)	(42)	53	11
Common share dividends	—	—	—	(23)	—	(23)	—	(23)
Preferred share dividends	—	—	—	(20)	—	(20)	—	(20)
Shares purchased under NCIB	(34)	—	—	7	—	(27)	—	(27)
Changes in non-controlling interests in TransAlta Renewables (Note 9)	—	—	—	3	1	4	17	21
Effect of share-based payment plans	1	—	12	—	—	13	—	13
Distributions paid, and payable, to non-controlling interests (Note 9)	—	—	—	—	—	—	(106)	(106)
Balance, Sept. 30, 2019	3,026	942	23	(1,520)	434	2,905	1,101	4,006
See accompanying notes.

TRANSALTA CORPORATION F4

Condensed Consolidated Statements of Cash Flows
(in millions of Canadian dollars)

	3 months ended Sept. 30		9 months ended Sept. 30
Unaudited	2020	2019	2020	2019
Operating activities
Net earnings (loss)	(119)	77	(110)	73
Depreciation and amortization (Note 19)	195	177	567	524
(Gain) loss on sale of assets	(2)	3	(2)	20
Accretion of provisions	8	6	23	18
Decommissioning and restoration costs settled	(5)	(9)	(13)	(24)
Deferred income tax recovery (Note 8)	(29)	(4)	(65)	(51)
Unrealized (gain) loss from risk management activities	44	(14)	(2)	(30)
Unrealized foreign exchange (gains) losses	(13)	8	(11)	13
Provisions	1	5	10	9
Asset impairment (reversal) (Note 1B and Note 6)	76	(22)	67	(22)
Other non-cash items	7	9	14	16
Cash flow from operations before changes in working capital	163	236	478	546
Change in non-cash operating working capital balances	94	92	114	122
Cash flow from operating activities	257	328	592	668
Investing activities
Additions to property, plant and equipment (Note 13)	(129)	(96)	(276)	(240)
Additions to intangibles	(3)	(4)	(8)	(10)
Restricted cash	(16)	14	—	49
Acquisitions, net of cash acquired (Note 3H)	—	—	(37)	(32)
Investment in the Pioneer Pipeline (Note 13)	—	—	—	(83)
Proceeds on sale of property, plant and equipment	1	3	2	5
Realized gains (losses) on financial instruments	(3)	(1)	3	2
Decrease in finance lease receivable	3	7	11	19
Increase in loan receivable	(1)	(5)	(4)	(9)
Other	(4)	(4)	—	6
Change in non-cash investing working capital balances	(12)	(5)	(59)	(28)
Cash flow used in investing activities	(164)	(91)	(368)	(321)
Financing activities
Net decrease in borrowings under credit facilities (Note 14)	(8)	(40)	(117)	(179)
Repayment of long-term debt (Note 14)	(17)	(17)	(61)	(71)
Issuance of exchangeable securities (Note 15)	—	—	—	350
Dividends paid on common shares (Note 16)	(12)	(11)	(35)	(34)
Dividends paid on preferred shares (Note 17)	(10)	(20)	(30)	(30)
Repurchase of common shares under NCIB (Note 16)	(2)	(9)	(21)	(27)
Realized (gains) losses on financial instruments	—	—	(7)	—
Distributions paid to subsidiaries' non-controlling interests (Note 9)	(27)	(29)	(69)	(85)
Repayment of lease obligations (Note 14)	(5)	(5)	(15)	(16)
Financing fees	—	—	—	(28)
Change in non-cash investing working capital balances	2	12	(14)	11
Cash flow used in financing activities	(79)	(119)	(369)	(109)
Cash flow from (used in) operating, investing, and financing activities	14	118	(145)	238
Effect of translation on foreign currency cash	(1)	—	4	(1)
Increase (decrease) in cash and cash equivalents	13	118	(141)	237
Cash and cash equivalents, beginning of period	257	208	411	89
Cash and cash equivalents, end of period	270	326	270	326
Cash income taxes paid	9	9	29	24
Cash interest paid	35	43	134	128
See accompanying notes.

TRANSALTA CORPORATION F5

Notes to Condensed Consolidated Financial Statements

(Unaudited)
(Tabular amounts in millions of Canadian dollars, except as otherwise noted)

1. Accounting Policies
A. Basis of Preparation
These unaudited interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting using the same accounting policies as those used in TransAlta Corporation’s (“TransAlta” or the “Corporation”) most recent annual consolidated financial statements, except as outlined in Note 2. These unaudited interim condensed consolidated financial statements do not include all of the disclosures included in the Corporation’s annual consolidated financial statements. Accordingly, they should be read in conjunction with the Corporation’s most recent annual consolidated financial statements which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

The unaudited interim condensed consolidated financial statements include the accounts of the Corporation and the subsidiaries that it controls.

The unaudited interim condensed consolidated financial statements have been prepared on a historical cost basis, except for certain financial instruments, which are stated at fair value.

These unaudited interim condensed consolidated financial statements reflect all adjustments which consist of normal recurring adjustments and accruals that are, in the opinion of management, necessary for a fair presentation of results. TransAlta’s results are partly seasonal due to the nature of the electricity market and related fuel costs. Higher maintenance costs are ordinarily incurred in the second and third quarters when electricity prices are expected to be lower, as electricity prices generally increase in the winter months in the Canadian market.

These unaudited interim condensed consolidated financial statements were authorized for issue by the Audit, Finance and Risk Committee on behalf of the Board of Directors on Nov. 3, 2020.

B. Use of Estimates and Significant Judgments
The preparation of these unaudited interim condensed consolidated financial statements in accordance with IAS 34 requires management to use judgment and make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and disclosures of contingent assets and liabilities. These estimates are subject to uncertainty. Refer to Note 2(Y) of the Corporation’s most recent annual consolidated financial statements for further details.

The outbreak of the novel strain of coronavirus ("COVID-19") has resulted in governments worldwide enacting emergency measures to constrain the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine periods, self-isolation, physical and social distancing and the closure of non-essential business, have caused significant disruption to businesses globally which has resulted in an uncertain and challenging economic environment. The duration and impact of the COVID-19 pandemic are unknown at this time. Estimates to the extent to which the COVID-19 pandemic may, directly or indirectly, impact the Corporation's operations, financial results and conditions in future periods are also subject to significant uncertainty. For a description of additional risks identified as a result of the pandemic, refer to Note 11.

Actual results could differ from these estimates due to factors such as fluctuations in interest rates, foreign exchange rates, inflation and commodity prices, and changes in economic conditions, legislation and regulations.

TRANSALTA CORPORATION F6

Notes to Condensed Consolidated Financial Statements

Change in Estimates
Decommissioning and other provisions
In the third quarter of 2020, the Corporation adjusted the Highvale Mine decommissioning and restoration provision to reflect the mine closure advancement, an updated mine plan and current mining activity including increased volume of material movement. The Corporation's current best estimate of the decommissioning and restoration provision increased by $70 million. This resulted in an increase in the related assets in property, plant and equipment ("PP&E").

In addition, due to volatility within the market as a result of COVID-19, we have seen movement within the discount rates as a result of changes in credit spreads. On a year-to-date basis, as a result of changes in discount rates, the decommissioning provision has decreased by $19 million. The $19 million decrease in the decommissioning provision has resulted in a $14 million decrease in the related PP&E assets and a $5 million impairment reversal on the consolidated statement of earnings as it relates to Sundance Unit 1 and the Centralia Mine which are no longer operating and have reached the end of their useful lives.

In the third quarter of 2019, the Corporation increased the Centralia mine decommissioning and restoration provision by $109 million as management no longer believes that Coalview Centralia, LLC (“Coalview”) will be able to complete the fine coal recovery and reclamation work as originally proposed. Since the Centralia mine is no longer operating and reached the end of its useful life in 2006, this adjustment results in immediate recognition for the full $109 million, through asset impairment in net earnings.

Useful Life of PP&E
During the third quarter, the Board approved the accelerated shutdown of the Highvale Mine by the end of 2021 and accordingly the useful life of the related assets was adjusted to align with the Corporation's conversion to gas plans. As at Sept. 30, 2020, the carrying value of the Highvale Mine, including PP&E, ROU assets and intangible assets, was $403 million, the majority of which will be recognized within the consolidated statements of earnings over the next five quarters.

2. Significant Accounting Policies
A. Current Accounting Changes
The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Corporation’s annual consolidated financial statements for the year ended Dec. 31, 2019, except for the adoption of new standards effective as of Jan. 1, 2020. The Corporation has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

I. Amendments to IAS 1 and IAS 8 Definition of Material
The Corporation adopted the amendments to IAS 1 and IAS 8 as of Jan. 1, 2020. The amendments provide a new definition of material that states “information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements, which provide financial information about a specific reporting entity.”

The amendments clarify that materiality will depend on the nature or magnitude of information, either individually or in combination with other information, in the context of the financial statements. A misstatement of information is material if it could reasonably be expected to influence decisions made by the primary users. These amendments had no impact on the consolidated financial statements of, nor is there expected to be any future impact to, the Corporation.

II. Amendments to IFRS 7 and 9 Interest Rate Benchmark Reform
In September 2019, the International Accounting Standards Board issued amendments to International Financial Reporting Standards ("IFRS") relating to Interest Rate Benchmark Reform - amending IFRS 9, IAS 39 and IFRS 7. These amendments provide temporary relief during the period of uncertainty from applying specific hedge accounting requirements to hedging relationships directly affected by the ongoing interest rate benchmark reforms. These amendments are mandatory for annual periods beginning on or after Jan. 1, 2020. The Corporation adopted these amendments as of Jan. 1, 2020. There were no hedging relationships that were directly affected on Jan. 1, 2020.

During the first quarter of 2020, the Corporation entered into cash flow hedges of interest rate risk associated with a future forecasted debt issuance using London Interbank Offered Rate ("LIBOR") based derivative instruments. As a temporary relief, provided by the IFRS 9 amendments, the Corporation has assumed that the LIBOR interest rate on which the cash flows of the interest rate swaps are based is not altered by interbank offered rates ("IBOR") reform when assessing if the hedge is highly effective.

TRANSALTA CORPORATION F7

Notes to Condensed Consolidated Financial Statements

B. Comparative Figures

Certain comparative figures have been reclassified to conform to the current period’s presentation. These reclassifications did not impact previously reported net earnings.

3. Significant and Subsequent Events
A. Issuance of $400 Million Preferred Shares
On Oct. 30, 2020, Brookfield Renewable Partners or its affiliates (collectively "Brookfield") invested the second and final close of $400 million in exchange for redeemable, retractable first preferred shares. As previously disclosed, Brookfield committed to invest $750 million in TransAlta through the purchase of exchangeable securities of TransAlta, which are exchangeable in the future into an equity ownership interest in TransAlta's Alberta hydro assets at a value based on a multiple of hydro assets' future adjusted EBITDA. The first close occurred May 1, 2019 and consisted of $350 million in unsecured, subordinated debentures. The Corporation intends to use the proceeds from the second tranche of the financing to advance the Corporation’s conversion to gas program, to fund other growth initiatives and for general corporate purposes.

B. BHP Nickel West Contract Extension
On Oct. 22, 2020, Southern Cross Energy ("SCE"), a subsidiary of the Corporation, replaced and extended its current power purchase agreement ("PPA") with BHP Billiton Nickel West Pty Ltd. ("BHP"). Southern Cross Energy is composed of four generation facilities with a combined capacity of 245 MW in the Goldfields region of Western Australia.

The amendment to the PPA is effective one month after signing and replaces the previous contract that was scheduled to expire Dec. 31, 2023. The amendment to the PPA extends the term to Dec. 31, 2038 and provides SCE with the exclusive right to supply thermal and electrical energy from the Southern Cross Facilities for BHP's mining operations located in the Goldfields region of Western Australia. The extension will provide SCE a return of and on new capital investments, which will be required to support BHP's future power requirements and recently announced emission reduction targets. The amendments within the PPA also provide BHP participation rights in integrating renewable electricity generation, including solar and wind, with energy storage technologies, subject to the satisfaction of certain conditions. Evaluation of renewable energy supply and carbon emissions reduction initiative under the extended PPA with SCE are underway, including a 18.5MW solar photovoltaic farm supported by a battery energy storage system and a waste heat steam turbine system.

C. TEC Hedland Pty Ltd. Secures AU$800 Million Financing of South Hedland Combined cycle gas assets
On Oct. 22, 2020 TEC Hedland Pty Ltd., ("TEC") a subsidiary of the Corporation, closed an AU$800 million senior secured note ("Notes") offering, by way of a private placement, which is secured by, among other things, a first ranking charge over all assets of TEC. The Notes bear interest at 4.07 per cent per annum, payable quarterly and mature on June 30, 2042 with principal payments starting on Mar. 31, 2022. The Notes have a rating of BBB.

TransAlta Renewables has received $489 million (AU$517 million) of the proceeds through the redemption of certain intercompany structures. An additional AU$200 million has been loaned to TransAlta Renewables by TransAlta Energy (Australia) Pty Ltd. ("TEA"), which is a subsidiary of TransAlta. The loan bears interest at 4.32 per cent and will be repaid by Oct. 23, 2022. The remaining proceeds from the offering were set aside for required reserves and transaction costs.

TransAlta Renewables used a portion of the proceeds from the redemption and the intercompany loan to repay existing indebtedness on the credit facility. The remaining funds will be used to fund future growth opportunities within TransAlta Renewables.

D. Sale of the Pioneer Pipeline
On Oct 1, 2020, TransAlta announced that it had entered into a definitive Purchase and Sale Agreement with respect to the previously announced sale of its 50 per cent interest in the Pioneer Pipeline to ATCO Gas and Pipelines Ltd. (“ATCO”) (the "Transaction"). The purchase price of $255 million represents both TransAlta's and Tidewater Midstream & Infrastructure Ltd.'s (“Tidewater”) interests. This agreement replaces the Tidewater’s previous agreement from the second quarter of 2020, to sell its interest in the Pioneer Pipeline to NOVA Gas Transmission Ltd. (“NGTL”). ATCO acquired the right to purchase the Pioneer Pipeline through an option agreement with NGTL. Following closing of the Transaction, Pioneer Pipeline will be integrated into NGTL's and ATCO's Alberta integrated natural gas transmission systems to provide reliable natural gas supply to TransAlta's Sundance and Keephills power generating stations.

F8 TRANSALTA CORPORATION

Notes to Condensed Consolidated Financial Statements

In addition, TransAlta has entered into incremental long-term firm natural gas delivery transportation agreements with NGTL for 275 TJ per day, bringing the total long-term firm natural gas transportation contracts up to 400 TJ per day by 2023. TransAlta’s current commitments, including its 139 TJ per day supply arrangement with Tidewater, will remain in place until the closing of the Transaction. The Transaction is subject to customary regulatory approvals, and is anticipated to close during the second quarter of 2021.

E. TransAlta Renewables Acquires a Battery Storage Project from the Corporation
On Aug. 1, 2020, TransAlta Renewables acquired the 10 MW / 20 MWh WindCharger Battery storage project that is connected to the Alberta transmission system through the Summerview wind farm substation from a subsidiary of the Corporation for $12 million. TransAlta Renewables funded the remaining construction cost and the project commenced commercial operation on Oct 15, 2020. The total cost of the project is $14 million and 50 per cent of the construction cost is expected to be funded through Emissions Reduction Alberta. As the project was acquired by TransAlta Renewables, this did not impact the Corporation on a consolidated level. The Corporation also executed a 20-year battery storage usage contract with TransAlta Renewables in which the Corporation will pay a fixed monthly capacity charge for the exclusive right to operate and dispatch the battery in the Alberta market.

F. Sundance Unit 3 Retirement
On July 22, 2020, the Corporation announced that it gave notice to the Alberta Electric System Operator ("AESO") of its intention to retire the currently mothballed coal-fired Sundance Unit 3 effective July 31, 2020. The retirement decision was largely driven by TransAlta’s assessment of future market conditions, the age and condition of the unit and our ability to supply energy and capacity from our generation portfolio in Alberta. This decision advances our transition to 100 per cent clean electricity by 2025. The Corporation recognized an impairment charge of approximately $70 million ($52 million after-tax) for the nine months ended Sept. 30, 2020. Refer to Note 6 for further details.

G. Normal Course Issuer Bid
On May 26, 2020, the Corporation announced that the Toronto Stock Exchange ("TSX") accepted the notice filed by the Corporation to implement a Normal Course Issuer Bid ("NCIB") for a portion of its common shares. Pursuant to the NCIB, TransAlta may repurchase up to a maximum of 14,000,000 common shares, representing approximately 7.02 per cent of its public float of common shares as at May 25, 2020. Purchases under the NCIB may be made through open market transactions on the TSX and any alternative Canadian trading platforms on which the common shares are traded, based on the prevailing market price. Any common shares purchased under the NCIB will be cancelled.

The period during which TransAlta is authorized to make purchases under the NCIB commenced on May 29, 2020 and ends on May 28, 2021 or such earlier date on which the maximum number of common shares are purchased under the NCIB or the NCIB is terminated at the Corporation’s election.

Under TSX rules, not more than 228,157 common shares (being 25 per cent of the average daily trading volume on the TSX of 912,630 common shares for the six months ended April 30, 2020) can be purchased on the TSX on any single trading day under the NCIB, with the exception that one block purchase in excess of the daily maximum is permitted per calendar week.

During the nine months ended Sept. 30, 2020, under the current and previous NCIB, the Corporation purchased and cancelled a total of 2,849,400 common shares at an average price of $7.51 per common share, for a total cost of $21 million.

H. Acquisition of a Contracted Cogeneration Asset in Michigan
On May 19, 2020, the Corporation closed the previously announced acquisition of a contracted natural gas-fired cogeneration facility from two private companies for a purchase price of approximately US$27 million, subject to working capital adjustments. The asset is a 29 MW cogeneration facility ("Ada") in Michigan which is contracted under a long-term power purchase agreement ("PPA") and steam sale agreement for approximately six years with Consumers Energy and Amway. This acquisition aligns with TransAlta's strategy of growing the on-site generation business and diversifying the Corporation's cogeneration portfolio.

TRANSALTA CORPORATION F9

Notes to Condensed Consolidated Financial Statements

The fair values of the identifiable assets and liabilities of the acquired entities as at the date of acquisition were:

As at May 19, 2020	Fair value recognized on acquisition
Assets
Net working capital	6
Property, plant and equipment	1
Intangible assets(1)	37
Risk management liabilities (current and long-term)	(5)
Decommissioning provisions	(1)
Total identifiable net assets at fair value	38

Cash consideration	32
Working capital consideration	6
Total purchase consideration transferred	38
(1) This relates to the power sales contract acquired and will be amortized over six years.

I. Global Pandemic
The World Health Organization ("WHO") declared a Public Health Emergency of International Concern relating to COVID-19 on Jan. 30, 2020, which they subsequently declared, on March 11, 2020, as a global pandemic.

The Corporation continued to operate under its business continuity plan, which focused on ensuring that: (i) employees that could work remotely did so; and (ii) employees that operate and maintain our facilities, and who were not able to work remotely, were able to work safely and in a manner that ensured they remained healthy. During the second and third quarters of 2020, the Corporation successfully brought employees that were working remotely back to the office without sacrificing health and safety standards. All of TransAlta's offices and sites follow strict health screening and social distancing protocols with personal protective equipment readily available and in use. Further, TransAlta maintains travel bans aligned to local jurisdictional guidance, enhanced cleaning procedures, revised work schedules, contingent work teams and the reorganization of processes and procedures to limit contact with other employees and contractors on-site.

All of our facilities continue to remain fully operational and capable of meeting our customers' needs. The Corporation continues to work and serve all of our customers and counterparties under the terms of their contracts. We have not experienced interruptions to service requirements. Electricity and steam supply continue to remain a critical service requirement to all of our customers and have been deemed an essential service in our jurisdictions.

The Corporation continues to maintain a strong financial position due in part to the long-term contracts and hedged positions. At the end of the third quarter, we had access to $1.6 billion in liquidity in $270 million in cash and cash equivalents. Subsequent to the quarter, the Corporation raised approximately $1.1 billion in additional liquidity, as described earlier in this section, bringing our total position to $2.7 billion in liquidity.

The Corporation has approximately 90 per cent of its baseload merchant generation in Alberta hedged in the $53 per MWh range for the remainder of 2020.

The Board and management have been monitoring the development of the outbreak and are continually assessing its impact to the safety of the Corporation's employees, operations, supply chains and customers as well as, more generally, to the business and affairs of the Corporation and our existing capital projects. Potential impacts of the pandemic on the business and affairs of the Corporation include, but are not limited to: potential interruptions of production, supply chain disruptions, unavailability of employees, potential delays in capital projects, increased credit risk with counterparties and increased volatility in commodity prices as well as valuations of financial instruments. In addition, the broader impacts to the global economy and financial markets could have potential adverse impacts on the availability of capital for investment and the demand for power and commodity pricing.
J. Termination of the Alberta Sundance Power Purchase Arrangements
On Sept. 18, 2017, the Corporation received formal notice from the Balancing Pool for the termination of the Sundance B and C PPAs effective March 31, 2018. This announcement was expected and the Corporation took steps to re-take dispatch control for the units effective March 31, 2018.

F10 TRANSALTA CORPORATION

Notes to Condensed Consolidated Financial Statements

Pursuant to a written agreement, the Balancing Pool paid the Corporation approximately $157 million on March 29, 2018. The Corporation disputed the termination payment received. The Balancing Pool excluded certain mining and corporate assets that should have been included in the net book value calculation.

On Aug. 26, 2019, the Corporation announced it was successful in the arbitration and received the full amount it was seeking to recover of $56 million, plus GST and interest.

4. Revenue
A. Disaggregation of Revenue
The majority of the Corporation's revenues are derived from the sale of physical power, capacity and environmental attributes, leasing of power facilities, and from asset optimization activities, which the Corporation disaggregates into the following groups for the purpose of determining how economic factors affect the recognition of revenue.

3 months ended Sept. 30, 2020	Alberta Thermal(1)	Centralia(1)	North American Gas(2)	Australian Gas	Wind and Solar	Hydro	Energy Marketing	Corporate	Total
Revenue from contracts with customers	81	3	51	24	48	37	—	—	244
Revenue from leases(3)	14	—	—	16	—	—	—	—	30
Revenue from derivatives and other trading activities	(5)	45	3	—	3	—	50	1	97
Revenue from other(4)	52	71	3	3	10	4	—	—	143
Total revenue	142	119	57	43	61	41	50	1	514

Revenue from contracts with customers
Timing of revenue recognition
At a point in time	6	3	—	—	7	—	—	—	16
Over time	75	—	51	24	41	37	—	—	228
Total revenue from contracts with customers	81	3	51	24	48	37	—	—	244
(1) The Canadian Coal segment was renamed Alberta Thermal and US Coal segment was renamed Centralia in the third quarter of 2020.
(2) This segment was previously known as the Canadian Gas segment but renamed with the acquisition of the US cogeneration facility in the second quarter of 2020. Refer to Note 3(H) for further details. In addition, during the third quarter of 2020, merchant revenue within this segment was reclassified from revenue from contracts with customers to revenue from other and prior periods were adjusted.
(3) Total rental income, including contingent rent related to certain PPAs and other long-term contracts that meet the criteria of operating leases.
(4) Includes merchant revenue and other miscellaneous.

TRANSALTA CORPORATION F11

Notes to Condensed Consolidated Financial Statements

3 months ended Sept. 30, 2019	Alberta Thermal(1)	Centralia(1)	North American Gas(2)	Australian Gas	Wind and Solar	Hydro	Energy Marketing	Corporate	Total
Revenue from contracts with customers	104	3	47	21	43	37	—	—	255
Revenue from leases(3)	17	—	—	16	—	—	—	—	33
Revenue from derivatives and other trading activities	16	88	(3)	—	(1)	—	26	2	128
Government incentives	—	—	—	—	2	—	—	—	2
Revenue from other(4)	71	93	2	2	8	3	—	(4)	175
Total revenue	208	184	46	39	52	40	26	(2)	593

Revenue from contracts with customers
Timing of revenue recognition
At a point in time	12	3	—	—	6	—	—	—	21
Over time	92	—	47	21	37	37	—	—	234
Total revenue from contracts with customers	104	3	47	21	43	37	—	—	255
(1) The Canadian Coal segment was renamed Alberta Thermal and US Coal segment was renamed Centralia in the third quarter of 2020.
(2) This segment was previously known as the Canadian Gas segment but renamed with the acquisition of the US cogeneration facility in the second quarter of 2020. Refer to Note 3(H) for further details. In addition, during the third quarter of 2020, merchant revenue within this segment was reclassified from revenue from contracts with customers to revenue from other and prior periods were adjusted.
(3) Total rental income, including contingent rent related to certain PPAs and other long-term contracts that meet the criteria of operating leases.
(4) Includes merchant revenue and other miscellaneous.

9 months ended Sept. 30, 2020	Alberta Thermal(1)	Centralia(1)	North American Gas(2)	Australian Gas	Wind and Solar	Hydro	Energy Marketing	Corporate	Total
Revenue from contracts with customers	236	8	146	67	182	112	—	—	751
Revenue from leases(3)	41	—	—	47	—	—	—	—	88
Revenue from derivatives and other trading activities	17	211	4	—	8	—	103	4	347
Government incentives	—	—	—	—	3	—	—	—	3
Revenue from other(4)	194	110	6	7	47	9	—	(5)	368
Total revenue	488	329	156	121	240	121	103	(1)	1,557

Revenue from contracts with customers
Timing of revenue recognition
At a point in time	17	8	—	—	18	—	—	—	43
Over time	219	—	146	67	164	112	—	—	708
Total revenue from contracts with customers	236	8	146	67	182	112	—	—	751
(1) The Canadian Coal segment was renamed Alberta Thermal and US Coal segment was renamed Centralia in the third quarter of 2020.
(2) This segment was previously known as the Canadian Gas segment but renamed with the acquisition of the US cogeneration facility in the second quarter of 2020. Refer to Note 3(H) for further details. In addition, during the third quarter of 2020, merchant revenue within this segment was reclassified from revenue from contracts with customers to revenue from other and prior periods were adjusted.
(3) Total rental income, including contingent rent related to certain PPAs and other long-term contracts that meet the criteria of operating leases.
(4) Includes merchant revenue and other miscellaneous.

TRANSALTA CORPORATION F12

Notes to Condensed Consolidated Financial Statements

9 months ended Sept. 30, 2019	Alberta Thermal(1)	Centralia(1)	North American Gas(2)	Australian Gas	Wind and Solar	Hydro	Energy Marketing	Corporate	Total
Revenue from contracts with customers	300	7	146	65	175	114	—	—	807
Revenue from leases(3)	49	—	—	50	—	—	—	—	99
Revenue from derivatives and other trading activities	(36)	123	(1)	—	12	—	98	4	200
Government incentives	—	—	—	—	6	—	—	—	6
Revenue from other(4)	295	286	13	5	20	12	—	(5)	626
Total revenue	608	416	158	120	213	126	98	(1)	1,738

Revenue from contracts with customers
Timing of revenue recognition
At a point in time	35	7	—	—	21	—	—	—	63
Over time	265	—	146	65	154	114	—	—	744
Total revenue from contracts with customers	300	7	146	65	175	114	—	—	807
(1) The Canadian Coal segment was renamed Alberta Thermal and US Coal segment was renamed Centralia in the third quarter of 2020.
(2) This segment was previously known as the Canadian Gas segment but renamed with the acquisition of the US cogeneration facility in the second quarter of 2020. Refer to Note 3(H) for further details. In addition, during the third quarter of 2020, merchant revenue within this segment was reclassified from revenue from contracts with customers to revenue from other and prior periods were adjusted.
(3) Total rental income, including contingent rent related to certain PPAs and other long-term contracts that meet the criteria of operating leases.
(4) Includes merchant revenue and other miscellaneous.

5. Expenses by Nature
Fuel, carbon compliance and purchased power and operations, maintenance and administrative ("OM&A") expenses classified by nature are as follows:

	3 months ended Sept. 30				9 months ended Sept. 30
	2020		2019		2020		2019
	Fuel, carbon compliance and purchased power	OM&A	Fuel, carbon compliance and purchased power	OM&A	Fuel, carbon compliance and purchased power	OM&A	Fuel, carbon compliance and purchased power	OM&A
Fuel and carbon compliance	137	—	163	—	384	—	482	—
Coal inventory write-down (Note 12)	22	—	—	—	22	—	—	—
Purchased power	46	—	51	—	110	—	178	—
Mine depreciation	33	—	29	—	86	—	88	—
Salaries and benefits	14	60	14	57	39	181	52	166
Other operating expenses	—	54	—	57	—	173	—	182
Total	252	114	257	114	641	354	800	348

TRANSALTA CORPORATION F13

Notes to Condensed Consolidated Financial Statements

6. Asset Impairment Charges and Reversals
As part of the Corporation’s monitoring controls, long-range forecasts are prepared for each cash generating unit ("CGU"). The long-range forecast estimates are used to assess the significance of potential indicators of impairment and provide criteria to evaluate adverse changes in operations. The Corporation also considers the relationship between its market capitalization and its book value, among other factors, when reviewing for indicators of impairment. When indicators of impairment are present, the Corporation estimates a recoverable amount for each CGU by calculating an approximate fair value less costs of disposal using discounted cash flow projections based on the Corporation’s long-range forecasts. The valuations used are subject to measurement uncertainty based on assumptions and inputs to the Corporation’s long-range forecast, including changes to fuel costs, operating costs, capital expenditures, external power prices and useful lives of the assets extending to the last planned asset retirement in 2073.

A.2020
Sundance Unit 3
In the third quarter of 2020, the Corporation recognized an impairment charge on the Sundance Unit 3 in the amount of $70 million, due to the Corporation's decision to retire the Unit 3 (see Note 3(F)). The impairment assessment was based on value in use and included the estimated future cash flows expected to be derived from the Unit until its retirement on July 31, 2020. Discounting did not have a material impact.

BC Hydro Facility
In the third quarter of 2020, the Corporation recorded an impairment of $2 million due to a post-construction review of water resources which resulted in a revision to the forecasted production at a BC hydro facility.

The impairments noted above were offset by an asset impairment reversal related to changes in the decommissioning liability related to the Centralia mine and Sundance Units 1, which are no longer operating and have reached the end of their useful lives (see Note 1(B)).

B.2019
Centralia Plant
In 2012, the Corporation recorded an impairment of $347 million relating to the Centralia Plant CGU. As part of the annual impairment test, the Corporation considers possible indicators of impairment at Centralia Plant CGU. In 2019, an internal valuation indicated the fair value less costs of disposal of the CGU exceeded the carrying value by a substantial margin, resulting in a full recoverability test in 2019. The updated fair value included sustained changes in the power price market and cost of coal due to contract renegotiation. As a result of the recoverability test an impairment reversal of $151 million was recorded in the Centralia segment. For additional information for the valuations and key assumptions, refer to Note 7 of the 2019 audited annual consolidated financial statements.

During the third quarter of 2019, the Corporation increased the Centralia mine decommissioning and restoration provision by $109 million as management no longer believed that Coalview Centralia, LLC (“Coalview”) would be able to complete the fine coal recovery and reclamation work as originally proposed. Since the Centralia mine is no longer operating and reached the end of its useful life in 2006, this adjustment resulted in an immediate recognition for the full $109 million, through asset impairments in net earnings.

During the three and nine months ended Sept. 30, 2019, the Corporation wrote off $18 million in project development costs related to projects that are no longer proceeding.

TRANSALTA CORPORATION F14

Notes to Condensed Consolidated Financial Statements

7. Net Interest Expense
The components of net interest expense are as follows:

	3 months ended Sept. 30		9 months ended Sept. 30
	2020	2019	2020	2019
Interest on debt	39	40	121	123
Interest on exchangeable securities	7	7	22	12
Interest income	(2)	(4)	(7)	(9)
Capitalized interest	(2)	(2)	(4)	(4)
Interest on lease obligations	2	1	6	3
Credit facility fees, bank charges and other interest	4	4	13	11
Other	—	3	1	7
Accretion of provisions	8	6	23	18
Net interest expense	56	55	175	161

8. Income Taxes
The components of income tax expense are as follows:

	3 months ended Sept. 30		9 months ended Sept. 30
	2020	2019	2020	2019
Current income tax expense	19	14	40	28
Deferred income tax expense (recovery) related to the origination and reversal of temporary differences	(38)	12	(62)	(7)
Deferred income tax recovery resulting from changes in tax rates or laws(1)	—	—	—	(40)
Deferred income tax expense (recovery) arising from the write-down (reversal of previous write-downs) of deferred income tax assets(2)	9	(16)	(3)	(4)
Income tax expense (recovery)	(10)	10	(25)	(23)

	3 months ended Sept. 30		9 months ended Sept. 30
	2020	2019	2020	2019
Current income tax expense	19	14	40	28
Deferred income tax recovery	(29)	(4)	(65)	(51)
Income tax expense (recovery)	(10)	10	(25)	(23)
(1) In 2019, the Corporation recognized a deferred tax recovery of $40 million related to the decrease in the Alberta corporate tax rate from 12 per cent to 8 per cent. The lower tax rates will be phased in as follows: 11 per cent effective July 1, 2019; 10 per cent effective Jan. 1, 2020; 9 per cent effective Jan. 1, 2021, and 8 per cent effective Jan. 1, 2022.
(2) During the three and nine months ended Sept. 30, 2020, the Corporation recorded a write-down of deferred tax assets of $9 million and reversal of previous write-down of $3 million, respectively (Sept. 30, 2019 - reversed a previous write-down of $16 million and $4 million, respectively). The deferred income tax assets mainly relate to the tax benefits of losses associated with the Corporation’s directly owned US operations. The Corporation evaluates at each period end, whether it is probable that sufficient future taxable income would be available from the Corporation’s directly owned US operations to utilize the underlying tax losses. Recognized ordinary income and other comprehensive income has given rise to taxable temporary differences, which forms the primary basis for utilization of some of the tax losses and the reversal of the write-down.

9. Non-Controlling Interests
The Corporation’s subsidiaries with significant non-controlling interests are TransAlta Renewables and TransAlta Cogeneration L.P. The net earnings, distributions, and equity attributable to TransAlta Renewables’ non-controlling interests include the 17 per cent non-controlling interest in Kent Hills Wind LP, which owns the 167 MW Kent Hills wind farm located in New Brunswick.

TRANSALTA CORPORATION F15

Notes to Condensed Consolidated Financial Statements

The Corporation’s share of ownership and equity participation in TransAlta Renewables has changed as follows:

Period(1)	Percentage
Jan. 1, 2019 to March 31, 2019	60.8
Apr. 1, 2019 to June 30, 2019	60.6
July 1, 2019 to Sept. 30, 2019	60.5
Oct. 1, 2019 to Dec. 31, 2019	60.4
Jan. 1, 2020 to March 31, 2020	60.3
Apr. 1, 2020 to June 30, 2020	60.2
Jul. 1, 2020 to Sept. 30, 2020	60.1
(1) Changes in these periods are a result of TransAlta Renewables' Dividend Reinvestment Plan ("DRIP"), which allows investors to reinvest their dividends into common shares. As a result of the DRIP, the ownership percentage changes every month. The Corporation does not participate in the DRIP. TransAlta Renewables has suspended the DRIP in respect of any future declared dividends. The dividend payable on Oct. 30, 2020 to shareholders of record on Oct. 15, 2020 will be the last dividend payment eligible for reinvestment by participating shareholders. Subsequent dividends will be paid only in cash.

	3 months ended Sept. 30		9 months ended Sept. 30
	2020	2019	2020	2019
Net earnings
TransAlta Cogeneration L.P.	5	7	10	16
TransAlta Renewables	2	9	19	51
	7	16	29	67

Total comprehensive income
TransAlta Cogeneration L.P.	5	7	10	16
TransAlta Renewables	63	30	70	37
	68	37	80	53

Cash distributions paid to non-controlling interests
TransAlta Cogeneration L.P.	8	12	12	33
TransAlta Renewables	19	17	57	52
	27	29	69	85

As at	Sept. 30, 2020	Dec. 31, 2019
Equity attributable to non-controlling interests
TransAlta Cogeneration L.P.	158	160
TransAlta Renewables	949	941
	1,107	1,101
Non-controlling interests share (per cent)
TransAlta Cogeneration L.P.	49.99	49.99
TransAlta Renewables	39.9	39.6

10. Financial Instruments
A. Financial Assets and Liabilities – Measurement

Financial assets and financial liabilities are measured on an ongoing basis at fair value, or amortized cost.
B. Fair Value of Financial Instruments

I. Level I, II, and III Fair Value Measurements

The Level I, II, and III classifications in the fair value hierarchy utilized by the Corporation are defined below. The fair value measurement of a financial instrument is included in only one of the three levels, the determination of which is based on the lowest level input that is significant to the derivation of the fair value.

TRANSALTA CORPORATION F16

Notes to Condensed Consolidated Financial Statements

a. Level I

Fair values are determined using inputs that are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Corporation has the ability to access at the measurement date.
b. Level II
Fair values are determined, directly or indirectly, using inputs that are observable for the asset or liability.

c. Level III

Fair values are determined using inputs for the assets or liabilities that are not readily observable.
For assets and liabilities that are recognized at fair value on a recurring basis, the Corporation determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

There were no changes in the Corporation’s valuation processes, valuation techniques, and types of inputs used in the fair value measurements during the period. For additional information, refer to Note 14 of the 2019 audited annual consolidated financial statements.

Information on risk management contracts or groups of risk management contracts that are included in Level III measurements and the related unobservable inputs and sensitivities, is as follows, and excludes the effects on fair value of certain unobservable inputs such as liquidity and credit discount (described as “base fair values”), as well as inception gains or losses. Sensitivity ranges for the base fair values are determined using reasonably possible alternative assumptions for the key unobservable inputs, which may include forward commodity prices, commodity volatility and correlations, delivery volumes and shapes.

As at	Sept. 30, 2020
Description	Base fair value	Sensitivity	Valuation technique	Unobservable input	Range	Reasonable possible change
Long-term power sale – US	699	+40 -94	Long-term price forecast	Illiquid future power prices (per MWh)	US$22 to US$28	Price decrease of US$3 or price increase of US$7
Structured products - Eastern US	1	+1 -1	Option valuation techniques, historical bootstrap and historical price regression analysis	Basis relationship	92% to 103%	5.0% to 6.0%
				Non-standard shape factors	70% to 116%	3.0% to 9.0%
Full requirements – Eastern US	5	+5 -5	Historical bootstrap	Volume		(+/-) 5%
				Cost of supply		(+/-) US$1.00 per MWh
Long-term wind energy sale – Eastern US	(32)	+24 -24	Long-term price forecast	Illiquid future power prices (per MWh)	US$36 to US$54	US$6
				Illiquid future REC prices (per unit)	US$10	US$1
Others	(1)	+4 -4

TRANSALTA CORPORATION F17

Notes to Condensed Consolidated Financial Statements

As at	Dec. 31, 2019
Description	Base fair value	Sensitivity	Valuation technique	Unobservable input	Range	Reasonable possible change
Long-term power sale – US	737	+46 -139	Long-term price forecast	Illiquid future power prices (per MWh)	US$20 to US$28	Price decrease of US$3 or a price increase of US$9
Structured products - Eastern US	7	+2 -2	Option valuation techniques, historical bootstrap and historical price regression analysis	Basis relationship	91% to 112%	4.0% to 6.0%
				Non-standard shape factors	63% to 116%	4.0% to 10.0%
Full requirements – Eastern US	10	+3 -3	Historical bootstrap	Volume		(+/-) 5%
				Cost of supply		(+/-) US$1 per MWh
Long-term wind energy sale – Eastern US	(28)	+20 -20	Long-term price forecast	Illiquid future power prices (per MWh)	US$38 to US$60	US$6
				Illiquid future REC prices (per unit)	US$9	US$1
Others(1)	(6)	+8 -8
(1) The Corporation has entered into fewer unit contingent power purchases and it is no longer material to separately disclose and these are now included in the 'Others' category. Accordingly, the Dec. 31, 2019 amounts have been reclassified for consistency.
i. Long-Term Power Sale – US
The Corporation has a long-term fixed price power sale contract in the US for delivery of power at the following capacity levels: 380 MW through Dec. 31, 2024, and 300 MW through Dec. 31, 2025. The contract is designated as an all-in-one cash flow hedge.
The contract is denominated in US dollars. With the strengthening of the US dollar relative to the Canadian dollar from Dec. 31, 2019 to Sept. 30, 2020, the base fair value and the sensitivity values have increased by approximately $17 million and $2 million, respectively.
ii. Structured Products – Eastern US

The Corporation has fixed priced power in the eastern United States, where the Corporation has agreed to buy or sell power at non-liquid locations or during non-standard hours.
iii. Full Requirements – Eastern US
The Corporation has a portfolio of full requirement service contracts, whereby the Corporation agrees to supply specific utility customer needs for a range of products that may include electrical energy, capacity, transmission, ancillary services, renewable energy credits and Independent System Operator costs.

iv. Long-Term Wind Energy Sale – Eastern US
In relation to the Big Level wind project, the Corporation has a long-term contract for differences whereby the Corporation receives a fixed price per MWh and pays the prevailing real-time energy market price per MWh as well as the physical delivery of renewable energy credits ("RECs") based on proxy generation. Commercial operation of the facility was achieved in December 2019, with the contract commencing on July 1, 2019, and extending for 15 years after the commercial operation date. The contract is accounted for at fair value through profit or loss.
II. Commodity Risk Management Assets and Liabilities

Commodity risk management assets and liabilities include risk management assets and liabilities that are used in the energy marketing and generation businesses in relation to trading activities and certain contracting activities. To the extent applicable, changes in net risk management assets and liabilities for non-hedge positions are reflected within earnings of these businesses.
Commodity risk management assets and liabilities classified by fair value levels as at Sept. 30, 2020, are as follows: Level I - $6 million net asset (Dec. 31, 2019 – $3 million net liability), Level II – $13 million net liability (Dec. 31, 2019 – $9 million net asset) and Level III – $679 million net asset (Dec. 31, 2019 – $686 million net asset).

TRANSALTA CORPORATION F18

Notes to Condensed Consolidated Financial Statements

Significant changes in commodity net risk management assets and liabilities during the nine months ended Sept. 30, 2020, are primarily attributable to contract settlements substantially offset by changes in market prices and foreign exchange rates.

The following tables summarize the key factors impacting the fair value of the Level III commodity risk management assets and liabilities by classification level during the nine months ended Sept. 30, 2020 and 2019, respectively:

	9 months ended Sept. 30, 2020			9 months ended Sept. 30, 2019
	Hedge	Non-hedge	Total	Hedge	Non-hedge	Total
Opening balance	678	8	686	689	6	695
Changes attributable to:
Market price changes on existing contracts	23	17	40	40	(2)	38
Market price changes on new contracts	—	(6)	(6)	—	11	11
Contracts settled	(52)	(5)	(57)	(34)	(14)	(48)
Change in foreign exchange rates	18	(2)	16	(22)	2	(20)
Net risk management assets, end of period	667	12	679	673	3	676
Additional Level III information:
Gains recognized in other comprehensive income	41	—	41	18	—	18
Total gains included in earnings before income taxes	52	9	61	34	11	45
Unrealized gains (losses) included in earnings before income taxes relating to net assets held at period end	—	4	4	—	(3)	(3)

III. Other Risk Management Assets and Liabilities

Other risk management assets and liabilities primarily include risk management assets and liabilities that are used in managing exposures on non-energy marketing transactions such as interest rates, the net investment in foreign operations and other foreign currency risks. Hedge accounting is not always applied.
Other risk management assets and liabilities with a total net liability fair value of $8 million as at Sept. 30, 2020 (Dec. 31, 2019 – $4 million net asset) are classified as Level II fair value measurements. The significant changes in other net risk management assets during the nine months ended Sept. 30, 2020, are primarily attributable to unfavourable foreign exchange rates and new contracts.
IV. Other Financial Assets and Liabilities

The fair value of financial assets and liabilities measured at other than fair value is as follows:

	Fair value(1)				Total carrying
	Level I	Level II	Level III	Total	value(1)
Exchangeable securities - Sept. 30, 2020	—	340	—	340	329
Long-term debt - Sept. 30, 2020	—	3,120	—	3,120	2,918

Exchangeable securities - Dec. 31, 2019	—	342	—	342	326
Long-term debt - Dec. 31, 2019	—	3,157	—	3,157	3,070
(1) Includes current portion.

The fair values of the Corporation’s debentures, senior notes and exchangeable securities are determined using prices observed in secondary markets. Non-recourse and other long-term debt fair values are determined by calculating an implied price based on a current assessment of the yield to maturity.

The carrying amount of other short-term financial assets and liabilities (cash and cash equivalents, trade accounts receivable, collateral paid, accounts payable and accrued liabilities, collateral received and dividends payable) approximates fair value due to the liquid nature of the asset or liability. The fair values of the loan receivable recorded in other assets and the finance lease receivables approximate the carrying amounts.

TRANSALTA CORPORATION F19

Notes to Condensed Consolidated Financial Statements

C. Inception Gains and Losses
The majority of derivatives traded by the Corporation are based on adjusted quoted prices on an active exchange or extend beyond the time period for which exchange-based quotes are available. The fair values of these derivatives are determined using inputs that are not readily observable. Refer to section B of this Note 10 above for fair value Level III valuation techniques used. In some instances, a difference may arise between the fair value of a financial instrument at initial recognition (the “Transaction Price”) and the amount calculated through a valuation model. This unrealized gain or loss at inception is recognized in net earnings (loss) only if the fair value of the instrument is evidenced by a quoted market price in an active market, observable current market transactions that are substantially the same, or a valuation technique that uses observable market inputs. Where these criteria are not met, the difference is deferred on the consolidated statements of financial position in risk management assets or liabilities, and is recognized in net earnings (loss) over the term of the related contract. The difference between the Transaction Price and the fair value determined using a valuation model, yet to be recognized in net earnings, and a reconciliation of changes is as follows:

	9 months ended Sept. 30
	2020	2019
Unamortized net gain at beginning of period	9	49
New inception gains	4	1
Change in foreign exchange rates	(1)	—
Amortization recorded in net earnings during the period	(30)	(38)
Unamortized net gain (loss) at end of period(1)	(18)	12
(1) During 2020, the net inception gain on the long-term fixed price power sale contract in the US, changed to a loss position based on the day 1 forward price curve at inception of the contract.

11. Risk Management Activities
The Corporation is exposed to market risk from changes in commodity prices, foreign exchange rates, interest rates, credit risk and liquidity risk. These risks affect the Corporation's earnings and the value of associated financial instruments that the Corporation holds. The Corporation's risk management strategy, policies and controls are designed to ensure that the risk it assumes comply with the Corporation's internal objectives and its risk tolerance. For additional information on the Corporation's Risk Management Activities refer to Note 15 of the 2019 audited annual consolidated financial statements.

A. Net Risk Management Assets and Liabilities

Aggregate net risk management assets and (liabilities) are as follows:

As at Sept. 30, 2020
	Cash flow hedges	Not designated as a hedge	Total
Commodity risk management
Current	101	(6)	95
Long-term	565	12	577
Net commodity risk management assets	666	6	672
Other
Current	(7)	3	(4)
Long-term	(5)	1	(4)
Net other risk management assets (liabilities)	(12)	4	(8)

Total net risk management assets	654	10	664

TRANSALTA CORPORATION F20

Notes to Condensed Consolidated Financial Statements

As at Dec. 31, 2019
	Cash flow hedges	Not designated as a hedge	Total
Commodity risk management
Current	70	15	85
Long-term	606	1	607
Net commodity risk management assets	676	16	692
Other
Current	—	—	—
Long-term	—	4	4
Net other risk management assets	—	4	4

Total net risk management assets	676	20	696

B. Nature and Extent of Risks Arising from Financial Instruments

I. Market Risk

a. Commodity Price Risk Management – Proprietary Trading

The Corporation’s Energy Marketing segment conducts proprietary trading activities and uses a variety of instruments to manage risk, earn trading revenue and gain market information. Value at risk ("VaR") is used to determine the potential change in value of the Corporation’s proprietary trading portfolio, over a three-day period within a 95 per cent confidence level, resulting from normal market fluctuations. Changes in market prices associated with proprietary trading activities affect net earnings in the period that the price changes occur. VaR at Sept. 30, 2020, associated with the Corporation’s proprietary trading activities was $2 million (Dec. 31, 2019 - $1 million).
ii. Commodity Price Risk – Generation
The generation segments utilize various commodity contracts to manage the commodity price risk associated with electricity generation, fuel purchases, emissions and byproducts, as considered appropriate. VaR at Sept. 30, 2020, associated with the Corporation’s commodity derivative instruments used in generation hedging activities was $18 million (Dec. 31, 2019 - $25 million). For positions and economic hedges that do not meet hedge accounting requirements or for short-term optimization transactions such as buybacks entered into to offset existing hedge positions, these transactions are marked to the market value with changes in market prices associated with these transactions affecting net earnings in the period in which the price change occurs. VaR at Sept. 30, 2020, associated with these transactions was $5 million (Dec. 31, 2019 - $8 million).
II. Credit Risk
The Corporation uses external credit ratings, as well as internal ratings in circumstances where external ratings are not available, to establish credit limits for customers and counterparties. The following table outlines the Corporation’s maximum exposure to credit risk without taking into account collateral held, including the distribution of credit ratings, as at Sept. 30, 2020:

	Investment grade (Per cent)	Non-investment grade (Per cent)	Total (Per cent)	Total amount
Trade and other receivables(1)	88	12	100	485
Long-term finance lease receivable	100	—	100	164
Risk management assets(1)	98	2	100	802
Loan receivable(2)	—	100	100	51
Total				1,502

(1) Letters of credit and cash and cash equivalents are the primary types of collateral held as security related to these amounts.
(2) The counterparty has no external credit rating.

The maximum credit exposure to any one customer for commodity trading operations and hedging, including the fair value of open trades, net of any collateral held, at Sept. 30, 2020, was $14 million (Dec. 31, 2019 - $5 million).

TRANSALTA CORPORATION F21

Notes to Condensed Consolidated Financial Statements

Amidst the current economic conditions resulting from the COVID-19 pandemic, TransAlta has implemented the following additional measures to monitor its counterparties for changes in their ability to meet obligations:
▪daily monitoring of events impacting counterparty creditworthiness and counterparty credit downgrades;
▪weekly oversight and follow-up, if applicable, of accounts receivables; and
▪review and monitoring of key suppliers, counterparties and customers (i.e. off-takers).

As needed, additional risk mitigation tactics will be taken to reduce the risk to TransAlta. These risk mitigation tactics may include, but are not limited to, immediate follow-up on overdue amounts, adjusting payment terms to ensure a portion of funds are received sooner, requiring additional collateral, reducing transaction terms and working closely with impacted counterparties on negotiated solutions.

III. Liquidity Risk

TransAlta continues to be in a strong financial position with no liquidity issues. The Corporation has sufficient existing liquidity available to meet the upcoming debt maturity which is due November 2020. The next major debt repayment is scheduled for November 2022. Our highly diversified asset portfolio, by both fuel type and operating region, provide stability in our cash flows and highlight the strength of our long-term contracted asset base.
Liquidity risk relates to the Corporation’s ability to access capital to be used for capital projects, debt refinancing, proprietary trading activities, commodity hedging and general corporate purposes. A maturity analysis of the Corporation’s financial liabilities as well as financial assets that are expected to generate cash inflows to meet cash outflows on financial liabilities, is as follows:

	2020	2021	2022	2023	2024	2025 and thereafter	Total
Accounts payable and accrued liabilities	509	—	—	—	—	—	509
Long-term debt(1)	429	98	639	255	106	1,421	2,948
Exchangeable securities(2)	—	—	—	—	—	350	350
Commodity risk management assets	(16)	(105)	(120)	(151)	(155)	(125)	(672)
Other risk management (assets) liabilities	(3)	14	(7)	4	—	—	8
Lease obligations	—	4	7	5	5	124	145
Interest on long-term debt and lease obligations(3)	48	131	123	96	91	707	1,196
Interest on exchangeable securities(2,3)	6	25	25	25	24	—	105
Dividends payable	38	—	—	—	—	—	38
Total	1,011	167	667	234	71	2,477	4,627
(1) Excludes impact of hedge accounting.
(2) Assumes the debentures will be exchanged on Jan. 1, 2025. Refer to Note 15 for further details.
(3) Not recognized as a financial liability on the consolidated statements of financial position.

IV. Interest Rate Risk
During the first quarter of 2020, the Corporation entered into interest rate derivatives with notional amounts of US$150 million, AU$150 million and CAD$75 million to hedge interest rate risks associated with forecasted debt issuances expected to occur between late 2020 and late 2022. The hedges have been designated as cash flow hedges. As a result of IBOR reform, the LIBOR is scheduled to be replaced with an alternative benchmark interest rate on Jan. 1, 2022. As a result, the Corporation is exposed to uncertainties about the amount of IBOR-based cash flows of the hedging items as some of the derivatives are based on LIBOR.

C. Collateral and Contingent Features in Derivative Instruments
Collateral is posted in the normal course of business based on the Corporation’s senior unsecured credit rating as determined by certain major credit rating agencies. Certain of the Corporation’s derivative instruments contain financial assurance provisions that require collateral to be posted only if a material adverse credit-related event occurs.

As at Sept. 30, 2020, the Corporation had posted collateral of $172 million (Dec. 31, 2019 – $112 million) in the form of letters of credit on derivative instruments in a net liability position. Certain derivative agreements contain credit-risk contingent features, which if triggered could result in the Corporation having to post an additional $77 million (Dec. 31, 2019 – $51 million) of collateral to its counterparties.

TRANSALTA CORPORATION F22

Notes to Condensed Consolidated Financial Statements

12. Inventory
Inventory held in the normal course of business, which includes coal, emission credits, parts and materials, and natural gas, is valued at the lower of cost and net realizable value. Inventory held for trading, which includes natural gas and emission credits and allowances, is valued at fair value less costs to sell.

In the third quarter of 2020, the Corporation adjusted the useful life of its Highvale Mine assets to align with the Corporation's conversion to gas plans. In addition, the standard cost of coal continues to increase as a result of declining coal consumption. The higher cost of coal as a result of both the increased depreciation and reduced coal consumption is not expected to be recovered based on current power pricing. For the three and nine months ended Sept. 30, 2020, the Corporation recorded a $22 million write-down on its internally produced coal inventory to its net realizable value at the Highvale Mine.

The components of inventory are as follows:

	Sept. 30, 2020	Dec. 31, 2019
Parts and materials	109	108
Coal	115	130
Deferred stripping costs	4	6
Natural gas	2	3
Purchased emission credits(1)	28	4
Total	258	251
(1) Purchased emissions credits increased due to trading compliance and credits purchased for Alberta compliance under the Technology Innovation and Emissions Reduction ("TIER") program.

13. Property, Plant and Equipment
During the three and nine months ended Sept. 30, 2020, the Corporation had additions of $129 million and $276 million, respectively. The year-to-date additions mainly relate to assets under construction for the conversions to gas, the Windrise wind facility, the WindCharger battery storage project, the Kaybob cogeneration facility, land and planned major maintenance expenditures.

During the three and nine months ended Sept. 30, 2019, the Corporation had additions of $96 million and $240 million, respectively, primarily related to the construction of the Big Level, Antrim, Windrise wind facilities, Keephills and other sustaining capital expenditures. In addition, during the nine months ended Sept. 30, 2019, the Corporation acquired property, plant and equipment related to the Pioneer Pipeline for $83 million.

Depreciation expense increased mainly as result of decisions to accelerate the Highvale Mine shutdown to align with our conversion to gas plans reflecting our transition away from coal and the timing of some of the useful life changes made in 2019 for the three and nine months ended Sept. 30, 2020. Depreciation expense also increased due to the Keephills 3 and Genesee 3 swap, the reversal of the impairment at Centralia and the changes in useful lives, all of which were effective in the second half of 2019. For further details on these changes, refer to Note 3(A)(IV) and Note 4(D) of the annual consolidated financial statements.

As at Sept. 30, 2020, there was a substantial increase in the decommissioning provision, which increased the related assets included in property, plant and equipment by $56 million. Refer to Note 1(B) for further details.

TRANSALTA CORPORATION F23

Notes to Condensed Consolidated Financial Statements

14. Credit Facilities, Long-Term Debt and Lease Obligations

The amounts outstanding are as follows:

As at	Sept. 30, 2020			Dec. 31, 2019
	Carrying value	Face value	Interest(1)	Carrying value	Face value	Interest(1)
Credit facilities(2)	103	103	1.7%	220	220	3.5%
Debentures	648	651	5.8%	647	651	5.8%
Senior notes(3)	930	937	5.4%	905	914	5.4%
Non-recourse	1,090	1,102	4.2%	1,144	1,157	4.3%
Other(4)	147	155	7.1%	154	162	7.1%
	2,918	2,948		3,070	3,104
Finance lease obligations	145			142
	3,063			3,212
Less: current portion of long-term debt	(498)			(494)
Less: current portion of finance lease obligations	(15)			(19)
Total current long-term debt and finance lease obligations	(513)			(513)
Total credit facilities, long-term debt and finance lease obligations	2,550			2,699

(1) Interest is an average rate weighted by principal amounts outstanding before the effect of hedging.
(2) Composed of bankers’ acceptances and other commercial borrowings under long-term committed credit facilities.
(3) US face value at Sept. 30, 2020 - US$0.7 billion (Dec. 31, 2019 - US$0.7 billion).
(4) Includes US$110 million at Sept. 30, 2020 (Dec. 31, 2019 - US$117 million) of tax equity financing.

As at Sept. 30, 2020, the Corporation was in compliance with all debt covenants.
On Oct. 22, 2020 TEC closed an AU$800 million senior secured note offering, by way of a private placement, which is secured by, among other things, a first ranking charge over all assets of TEC. Please refer to Note 3(C) for further details.

The strengthening of the US dollar has increased our US-denominated long-term debt balances, mainly the senior notes and tax equity financing, by $27 million as at Sept. 30, 2020. Almost all our US-denominated debt is hedged either through financial contracts or net investments in our US operations. During the period, these changes in our US-denominated debt were offset as follows:

Sept. 30, 2020
Effects of foreign exchange on carrying amounts of US operations (net investment hedge)	12
Foreign currency economic cash flow hedges on debt	5
Economic hedges and other	6
Unhedged	4
Total	27

TRANSALTA CORPORATION F24

Notes to Condensed Consolidated Financial Statements

15. Exchangeable Securities
A. $350 Million Unsecured Subordinated Debentures

As at	Sept. 30, 2020			Dec. 31, 2019
	Carrying value	Face value	Interest	Carrying value	Face value	Interest
Exchangeable debentures – due May 1, 2039	329	350	7%	326	350	7%

B. Option to Exchange

As at	Sept. 30, 2020		Dec. 31, 2019
Description	Base fair value	Sensitivity	Base fair value	Sensitivity
Option to exchange – embedded derivative	—	nil -28	—	nil -27

The Investment Agreement allows Brookfield the Option to Exchange all of the outstanding exchangeable securities into an equity ownership interest of up to a maximum 49 per cent in an entity formed to hold TransAlta’s Alberta Hydro Assets after Dec. 31, 2024. The fair value of the Option to Exchange is considered a Level III fair value measurement as there is no available market-observable data. It is therefore valued using a mark-to-forecast model with inputs that are based on historical data and market-based data. These inputs can be used in a Capital Asset Pricing Model that would provide support for a change in underlying discount rates that will represent a long-term change in the value of the Option to Exchange.

Sensitivity ranges for the base fair value are determined using reasonably possible alternative assumptions for key unobservable inputs, which is mainly the change in the implied discount rate of the future cash flow. The sensitivity analysis has been prepared using the Corporation’s assessment that a change in the implied discount rate of the future cash flow of 1 per cent is a reasonably possible change.

Subsequent to quarter-end, on Oct. 30, 2020, the Corporation issued $400 Million of redeemable and retractable preferred shares. As previously disclosed, Brookfield committed to invest $750 million in TransAlta through the purchase of exchangeable securities in TransAlta, which are exchangeable in the future into an equity ownership interest in TransAlta's Alberta hydro assets at a value based on a multiple of hydro assets' future adjusted EBITDA. This issuance represents the second and final closing of the $750 million investment.

16. Common Shares
A. Issued and Outstanding
 TransAlta is authorized to issue an unlimited number of voting common shares without nominal or par value.

	9 months ended Sept. 30
	2020		2019
	Common shares (millions)	Amount	Common shares (millions)	Amount
Issued and outstanding, beginning of period	277.0	2,978	284.6	3,059
Effect of share-based payment plans	—	(4)	—	—
Shares purchased and retired under NCIB	(2.8)	(30)	(3.1)	(34)
Stock options exercised	—	—	0.1	1
Issued and outstanding, end of period	274.2	2,944	281.6	3,026

B. NCIB Program
Shares purchased by the Corporation under the NCIB are recognized as a reduction to share capital equal to the average carrying value of the common shares. Any difference between the aggregate purchase price and the average carrying value of the common shares is recorded in deficit.

TRANSALTA CORPORATION F25

Notes to Condensed Consolidated Financial Statements

The following are the effects of the Corporation's purchase and cancellation of the common shares during the nine months ended:

	Sept. 30, 2020	Sept. 30, 2019
Total shares purchased	2,849,400	3,133,200
Average purchase price per share	$7.51	$8.57
Total cost	21	27
Weighted average book value of shares cancelled	30	34
Amount recorded in deficit	9	7

C. Dividends
On July 22, 2020, the Corporation declared a quarterly dividend of $0.0425 per common share, paid on Oct. 1, 2020. Nov. 3, 2020, the Corporation declared a quarterly dividend of $0.0425 per common share, payable on Jan. 1, 2020.
There have been no other transactions involving common shares between the reporting date and the date of completion of these consolidated financial statements.

D. Stock Options
On March 3, 2020, the Board approved an increase in the number of common shares reserved for issuance under the Corporation’s Stock Option Plan (the “Option Plan”) to 16,500,000. Shareholder approval was received on April 21, 2020 and TSX approval was received on May 21, 2020. TransAlta last increased the share reserve in 2011 to 13,000,000 shares and has increased the number of common shares available under the Option Plan by 3,500,000 shares to continue to have sufficient shares available to grant options to eligible participants as part of the Corporation’s overall compensation framework.

The stock options granted to executive officers of the Corporation during the nine months ended Sept. 30, 2020 and 2019 are as follows:

Grant month	Number of stock options granted (millions)	Exercise price	Vesting period (years)	Expiration length (years)
January 2020	0.7	$9.28	3	7
January 2019(1)	1.2	$5.59	3	7
(1) Certain stock options were forfeited when an executive officer left the Corporation.

17. Preferred Shares
A. Dividends
The following table summarizes the value of preferred share dividends declared during the three and nine months ended Sept. 30, 2020 and 2019:

		3 months ended Sept. 30		9 months ended Sept. 30
Series	Quarterly amounts per share	2020	2019	2020	2019(1)
A	0.16931	2	1	5	3
B(2)	0.14359	—	1	1	1
C	0.25169	3	3	9	6
E	0.32463	3	3	9	6
G	0.31175	2	2	6	4
Total for the period		10	10	30	20
(1) No dividends were declared in the first quarter of 2019 as the quarterly dividend related to the period covering the first quarter of 2019 was declared in December 2018.
(2) Series B Preferred Shares pay quarterly dividends at a floating rate based on the 90-day Government of Canada Treasury Bill rate, plus 2.03 per cent.

TRANSALTA CORPORATION F26

Notes to Condensed Consolidated Financial Statements

On July 22, 2020, the Corporation declared a quarterly dividend of $0.16931 per share on the Series A preferred shares, $0.14359 per share on the Series B preferred shares, $0.25169 per share on the Series C preferred shares, $0.32463 per share on the Series E preferred shares, and $0.31175 per share on the Series G preferred shares which were paid on Sept. 30, 2020.

On Nov. 3, 2020, the Corporation declared a quarterly dividend of $0.16931 per share on the Series A preferred shares, $0.13693 per share on the Series B preferred shares, $0.25169 per share on the Series C preferred shares, $0.32463 per share on the Series E preferred shares, and $0.31175 per share on the Series G preferred shares, all payable on Dec. 31, 2020.

18. Commitments and Contingencies
A. Commitments
In addition to the commitments disclosed elsewhere in the financial statements and those disclosed in the 2019 annual audited financial statements, during 2020, the Corporation has incurred the following additional contractual commitments, either directly or through its interests in joint operations. Approximate future payments under these agreements are as follows:

	2020	2021	2022	2023	2024	2025 and thereafter	Total
Natural gas and transportation contracts	—	2	11	5	3	4	25
Transmission	—	3	5	5	5	7	25
Total	—	5	16	10	8	11	50

Natural Gas and Transportation Contracts
The Corporation has fixed price or volume natural gas purchase and transportation contracts. The above table includes the incremental change in fixed price or volume natural gas purchase and transportation contracts, as compared to the amounts disclosed in the 2019 annual audited consolidated financial statements. In addition to the commitments shown above, upon closing the sale of the Pioneer Pipeline, a 15-year transportation agreement will provide an additional 275 TJ per day of natural gas on a firm basis by 2023, bringing the total firm natural gas transportation contracts to 400 TJ per day by 2023. This agreement would replace the Corporation's existing 15-year commitment to purchase 139 TJ per day of natural gas on the Pioneer Pipeline, which remains in place until the closing of the Transaction.
Transmission
The Corporation has several agreements to purchase transmission network capacity in the Pacific Northwest. Provided certain conditions for delivering the service are met, the Corporation is committed to the transmission at the supplier’s tariff rate whether it is awarded immediately or delivered in the future after additional facilities are constructed. The above table includes the incremental change in transmission agreements, as compared to the amounts disclosed in the 2019 annual audited consolidated financial statements.
B. Contingencies
TransAlta is occasionally named as a party in various claims and legal and regulatory proceedings that arise during the normal course of its business. TransAlta reviews each of these claims, including the nature of the claim, the amount in dispute or claimed, and the availability of insurance coverage. There can be no assurance that any particular claim will be resolved in the Corporation’s favour or that such claims may not have a material adverse effect on TransAlta. Inquiries from regulatory bodies may also arise in the normal course of business, to which the Corporation responds as required.
For the current significant outstanding contingencies, refer to Note 35 of the annual audited consolidated financial statements. The changes to these contingencies during the nine months ended Sept. 30, 2020 are included below:
I. Transmission Line Loss Rule Proceeding
The Corporation has been participating in a transmission line loss rule proceeding before the Alberta Utilities Commission ("AUC"). The AUC determined that it has the ability to retroactively adjust line loss charges going back to 2006 and directed the AESO to recalculate loss factors for 2006 to 2016 and issue a single invoice charging or crediting market participants for the difference in losses charges. A decision by the AUC determined the methodology to be used retroactively, which made it possible for the Corporation to estimate the total retroactive potential exposure faced by the Corporation for its non-PPA power generation. The single invoice for the historical adjustments was expected to be

TRANSALTA CORPORATION F27

Notes to Condensed Consolidated Financial Statements

issued in April 2021, with cash settlement expected in June 2021. The previous provision, which was based on known data, was approximately $12 million.

The AESO requested the AUC approve a pay-as-you-go settlement, instead of issuing a single invoice. This form of settlement would permit the AESO to issue an invoice for each historical year as the line loss factors are recalculated, advancing some charges into 2020. The AUC recently ruled on the AESO’s request and approved an invoice settlement process that will be broken down into three periods (2006-2009, 2010-2013, 2014-2016).

We received the first invoice (2014-2016) for line losses in Oct 22, 2020, with payment due before the end of this year and expect the remaining two invoices to be issued in 2021. The net amount owing this year is approximately $6 million.

The total outstanding amount for the line losses (including the $6 million referenced above) is estimated at approximately $14 million. While we are relatively confident of the AESO's calculation for the first invoice, the remaining two invoice amounts continue to remain subject to review and change.

II. FMG Disputes
The Corporation is currently engaged in a dispute with Fortescue Metals Group Ltd. ("FMG") as a result of FMG’s purported termination of the South Hedland PPA. TransAlta sued FMG, seeking payment of amounts invoiced and not paid under the South Hedland PPA, as well as a declaration that the PPA is valid and in force. FMG, on the other hand, seeks a declaration that the PPA was lawfully terminated. This matter has been re-scheduled to proceed to trial beginning May 3, 2021, instead of June 15, 2020, but it may be delayed further, depending on the extent of continued restrictions arising from the COVID-19 pandemic.

The Corporation had a second dispute involving FMG’s claims against TransAlta related to the transfer of the Solomon facility to FMG. FMG claimed certain amounts related to the condition of the facility while TransAlta claimed certain outstanding costs that should be reimbursed. The dispute was settled and dismissed in the Supreme Court of Western Australia on Sept. 9, 2020, resulting in a US$6 million payment to TransAlta.

III. Mangrove Claim
On April 23, 2019, The Mangrove Partners Master Fund Ltd. ("Mangrove") commenced an action in the Ontario Superior Court of Justice, naming TransAlta Corporation, the incumbent members of the Board of Directors of TransAlta Corporation on such date, and Brookfield BRP Holdings (Canada), as defendants. Mangrove is seeking to set aside the 2019 Brookfield transaction. TransAlta believes the claim is wholly lacking in merit and is taking all steps to defend against the allegations. This matter has been rescheduled and the two (possibly three) week trial will begin on April 19, 2021, instead of Sept. 2020. It may be delayed further, depending on the extent of restrictions arising from the COVID-19 pandemic.

IV. Keephills 1 Stator Force Majeure
The Balancing Pool and ENMAX Energy Corporation ("ENMAX") are seeking to set aside an arbitration award on the basis that they did not receive a fair hearing. The Alberta Court of Queen’s Bench ("ABQB") dismissed the Balancing Pool and ENMAX’s allegations of unfairness on June 26, 2019. The Balancing Pool and ENMAX, however, sought leave to appeal the ABQB’s decision at the Court of Appeal, which was granted on Feb. 13, 2020. The appeal is scheduled to be heard on April 8, 2021. TransAlta believes that the Court of Appeal will affirm the ABQB decision that the arbitration proceeding was fair.

V. Keephills 1 Superheater Force Majeure
Keephills Unit 1 was taken offline March 17 to May 17, 2015, as a result of a large leak in the secondary superheater. TransAlta Generation Partnership ("TAGP") claimed force majeure under the Keephills Power Purchase Arrangement (the "PPA"). ENMAX, the PPA Buyer at the time, did not dispute the force majeure. The Balancing Pool argued and won in the Courts that it has a right under the PPA to commence an arbitration, independent of the PPA Buyer, ENMAX. As such, the arbitration over this force majeure will recommence and likely be heard before the end of 2021.

TRANSALTA CORPORATION F28

Notes to Condensed Consolidated Financial Statements

19. Segment Disclosures
A. Reported Segment Earnings (Loss)

3 months ended Sept. 30, 2020	Alberta Thermal(1)	Centralia(1)	North American Gas(2)	Australian Gas	Wind and Solar	Hydro	Energy Marketing	Corporate	Total
Revenues	142	119	57	43	61	41	50	1	514
Fuel, carbon compliance and purchased power	139	82	17	3	5	5	—	1	252
Gross margin	3	37	40	40	56	36	50	—	262
Operations, maintenance, and administration	31	15	13	7	14	9	9	16	114
Depreciation and amortization	65	24	13	11	34	8	—	7	162
Asset impairment	70	4	—	—	—	2	—	—	76
Taxes, other than income taxes	5	1	—	—	3	(1)	—	—	8
Net other operating income	(10)	—	—	—	—	—	—	—	(10)
Operating income (loss)	(158)	(7)	14	22	5	18	41	(23)	(88)
Finance lease income									2
Net interest expense									(56)
Foreign exchange gain									11
Gain on sale of assets									2
Loss before income taxes									(129)
(1) The Canadian Coal segment was renamed Alberta Thermal and US Coal segment was renamed Centralia in the third quarter of 2020.
(2) This segment was previously known as the Canadian Gas segment but renamed with the acquisition of the US cogeneration facility in the second quarter of 2020. Refer to Note 3(H) for further details.

3 months ended Sept. 30, 2019	Alberta Thermal(1)	Centralia(1)	North American Gas(2)	Australian Gas	Wind and Solar	Hydro	Energy Marketing	Corporate	Total
Revenues	208	184	46	39	52	40	26	(2)	593
Fuel, carbon compliance and purchased power	129	107	14	2	4	3	—	(2)	257
Gross margin	79	77	32	37	48	37	26	—	336
Operations, maintenance, and administration	34	18	11	9	12	8	5	17	114
Depreciation and amortization	53	24	11	11	34	8	—	7	148
Asset impairment (reversal)	—	(42)	—	—	—	2	—	18	(22)
Taxes, other than income taxes	3	1		—	2	1	—	1	8
Termination of Sundance B and C PPAs (Note 3(J))	(56)	—	—	—	—	—	—	—	(56)
Net other operating income	(10)	—	(1)	—	—	—	—	—	(11)
Operating income (loss)	55	76	11	17	—	18	21	(43)	155
Finance lease income	—	—	2	—	—	—	—	—	2
Net interest expense									(55)
Foreign exchange loss									(9)
Other losses									(6)
Loss before income taxes									87
(1) The Canadian Coal segment was renamed Alberta Thermal and US Coal segment was renamed Centralia in the third quarter of 2020.
(2) This segment was previously known as the Canadian Gas segment but renamed with the acquisition of the US cogeneration facility in the second quarter of 2020. Refer to Note 3(H) for further details.

TRANSALTA CORPORATION F29

Notes to Condensed Consolidated Financial Statements

9 months ended Sept. 30, 2020	Alberta Thermal(1)	Centralia(1)	North American Gas(2)	Australian Gas	Wind and Solar	Hydro	Energy Marketing	Corporate	Total
Revenues	488	329	156	121	240	121	103	(1)	1,557
Fuel, carbon compliance and purchased power	399	167	45	8	14	9	—	(1)	641
Gross margin	89	162	111	113	226	112	103	—	916
Operations, maintenance, and administration	97	46	37	23	40	28	24	59	354
Depreciation and amortization	200	71	34	34	101	21	1	19	481
Asset impairment (reversal)	68	(3)	—	—	—	2	—	—	67
Taxes, other than income taxes	12	4	1	—	7	1	—	—	25
Net other operating income	(30)	—	—	—	—	—	—	—	(30)
Operating income (loss)	(258)	44	39	56	78	60	78	(78)	19
Finance lease income	—	—	4	—	—	—	—	—	4
Net interest expense									(175)
Foreign exchange gain									15
Gain on sale of assets									2
Loss before income taxes									(135)
(1) The Canadian Coal segment was renamed Alberta Thermal and US Coal segment was renamed Centralia in the third quarter of 2020.
(2) This segment was previously known as the Canadian Gas segment but renamed with the acquisition of the US cogeneration facility in the second quarter of 2020. Refer to Note 3(H) for further details.

9 months ended Sept. 30, 2019	Alberta Thermal(1)	Centralia(1)	North American Gas(2)	Australian Gas	Wind and Solar	Hydro	Energy Marketing	Corporate	Total
Revenues	608	416	158	120	213	126	98	(1)	1,738
Fuel, carbon compliance and purchased power	426	295	57	6	11	6	—	(1)	800
Gross margin	182	121	101	114	202	120	98	—	938
Operations, maintenance, and administration	102	50	33	27	37	26	22	51	348
Depreciation and amortization	172	60	31	36	92	23	1	21	436
Asset impairment (reversal)	—	(42)	—	—	—	2	—	18	(22)
Taxes, other than income taxes	10	3	1	—	6	2	—	1	23
Termination of Sundance B and C PPAs (Note 3(J))	(56)	—	—	—	—	—	—	—	(56)
Net other operating (income) loss	(30)	—	(1)	—	(4)	—	—	2	(33)
Operating income (loss)	(16)	50	37	51	71	67	75	(93)	242
Finance lease income									5
Net interest expense									(161)
Foreign exchange loss									(18)
Other losses									(18)
Earnings (loss) before income taxes									50
(1) The Canadian Coal segment was renamed Alberta Thermal and US Coal segment was renamed Centralia in the third quarter of 2020.
(2) This segment was previously known as the Canadian Gas segment but renamed with the acquisition of the US cogeneration facility in the second quarter of 2020. Refer to Note 3(H) for further details.

TRANSALTA CORPORATION F30

Notes to Condensed Consolidated Financial Statements

IV. Depreciation and Amortization on the Consolidated Statements of Cash Flows
The reconciliation between depreciation and amortization reported on the consolidated statements of earnings (loss) and the consolidated statements of cash flows is presented below:

	3 months ended Sept. 30		9 months ended Sept. 30
	2020	2019	2020	2019
Depreciation and amortization expense on the consolidated statements of earnings (loss)	162	148	481	436
Depreciation included in fuel, carbon compliance and purchased power (Note 5)	33	29	86	88
Depreciation and amortization on the consolidated statements of cash flows	195	177	567	524

TRANSALTA CORPORATION F31

Notes to Condensed Consolidated Financial Statements

Exhibit 1
(Unaudited)
The information set out below is referred to as “unaudited” as a means of clarifying that it is not covered by the audit opinion of the independent registered public accounting firm that has audited and reported on the annual audited consolidated financial statements.
To the Financial Statements of TransAlta Corporation

EARNINGS COVERAGE RATIO
The following selected financial ratio is calculated for the twelve months ended Sept. 30, 2020:
Earnings coverage on long-term debt supporting the Corporation’s Shelf Prospectus
0.7 times
Earnings coverage on long-term debt on a net earnings basis is equal to net earnings before interest expense and income taxes, divided by interest expense including capitalized interest.

TRANSALTA CORPORATION F32